DLA Piper LLP (US) 300 Campus Drive, Suite 100 Florham Park, New Jersey 07932-1039 www.dlapiper.com
Partners Responsible for Florham Park Office: Andrew P. Gilbert Michael E. Helmer
December 9, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 3010
Attention: Sonia Gupta Barros, Special Counsel

Re:	GAIN Capital Holdings, Inc. (the “Company”) Amendment No. 9 to the Registration Statement on Form S-1 File No. 333-161632
Dear Ms. Barros:
In response to Comment 7 of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filing, as set forth in your letter dated December 8, 2010, DLA Piper LLP (US), as corporate counsel to the Company, hereby confirms that the reference and limitation to “Delaware General Corporate Law” included in our opinion (Exhibit 5.1) includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Very truly yours,
DLA Piper LLP (US)
/s/ DLA Piper LLP (US)